UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Threshold Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

885807107

(CUSIP Number)

August 11, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 885807107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TANG CAPITAL PARTNERS, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,987,500

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,987,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,987,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.7%

12.	Type of Reporting Person (See Instructions) PN

Page 2 of 8 Pages

CUSIP No. 885807107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TANG CAPITAL MANAGEMENT, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,987,500

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,987,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,987,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 10.7%

12.	Type of Reporting Person OO

Page 3 of 8 Pages

CUSIP No. 885807107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KEVIN C. TANG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 326,300

	6.	Shared Voting Power 3,987,500

	7.	Sole Dispositive Power 326,300

	8.	Shared Dispositive Power 4,011,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,337,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.6%

12.	Type of Reporting Person (See Instructions) IN

Page 4 of 8 Pages

Item 1.
	(a)	Name of Issuer Threshold Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 1300 Seaport Boulevard, Redwood City, California 94063

Item 2.
(a)

Name of Person Filing
This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management.

	(b)	Address of Principal Business Office or, if none, Residence 4401 Eastgate Mall, San Diego, CA 92121
	(c)	Citizenship Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share (the “Common Stock”)
	(e)	CUSIP Number 885807107

Item 3.	Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Tang Capital Partners.  Tang Capital Partners is the record and beneficial owner of 3,987,500 shares of Common Stock and shares voting and dispositive power over such securities with Tang Capital Management and Kevin C. Tang.

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the 3,987,500 shares held of record by Tang Capital Partners and shares voting and dispositive power over such shares with Tang Capital Partners and Kevin C. Tang.

Kevin C. Tang.  Kevin C. Tang may be deemed to beneficially own 4,337,500 shares of the Issuer’s Common Stock, comprising:

•     3,987,500 shares held of record by Tang Capital Partners, for which Tang Capital Management, of which Mr. Tang is manager, serves as general partner.  Mr. Tang shares voting and dispositive power over such shares with Tang Capital Management and Tang Capital Partners.

•     28,300 shares held by Kevin Tang’s Individual Retirement Account. Mr. Tang has sole voting and dispositive power over such shares.

Page 5 of 8 Pages

•     186,000 shares held by the Tang Family Trust, for which Mr. Tang serves as trustee.  Mr. Tang has sole voting and dispositive power over such shares.

•     12,100 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”) and 11,600 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”).  Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and Chung IRA, but does not have voting power over such shares.

•     39,400 shares owned by Julian Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Mr. Tang serves as trustee.  Mr. Tang has sole voting and dispositive power over such shares.

•     48,000 shares owed by Justin Tang under the UTMA, for which Mr. Tang serves as trustee.  Mr. Tang has sole voting and dispositive power over such shares.

•     5,000 shares owned by Noa Tang under the UTMA, for which Mr. Tang serves as trustee.  Mr. Tang has sole voting and dispositive power over such shares.

•     18,700 shares owned by the Tang Advisors LLC Profit Sharing Plan, for which Mr. Tang serves as trustee and is a participant.  Mr. Tang has sole voting and dispositive power over such shares.

•     900 shares owned by the Tang Advisors LLC Profit Sharing Plan – FBO DR, for which Mr. Tang serves as trustee.  Mr. Tang has sole voting and dispositive power over such shares.

Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

(b)	Percent of class:
	Tang Capital Partners		10.7%
	Tang Capital Management		10.7%
	Kevin C. Tang		11.6%

(c)	Number of shares as to which the person has:
	(i)	sole power to vote or to direct the vote
		Tang Capital Partners	0 shares
		Tang Capital Management	0 shares
		Kevin C. Tang	326,300 shares

	(ii)	shared power to vote or to direct the vote
		Tang Capital Partners	3,987,500 shares
		Tang Capital Management	3,987,500 shares
		Kevin C. Tang	3,987,500 shares

	(iii)	sole power to dispose or to direct the disposition of
		Tang Capital Partners	0 shares
		Tang Capital Management	0 shares
		Kevin C. Tang	326,300 shares

	(iv)	shared power to dispose or to direct the disposition of
		Tang Capital Partners	3,987,500 shares
		Tang Capital Management	3,987,500 shares
		Kevin C. Tang	4,011,200 shares

Page 6 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 16, 2006

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

Page 8 of 8 Pages